SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                 Information to be included in Statements filed
                     pursuant to Rule 13d-1(b), (c) AND (d)

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                                   Next, Inc.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                  65336 T 10 4
                                 (CUSIP Number)

                                January 26, 2005
             (Date of event which requires filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                                                    Page 2 of 9
------- ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bonanza Master Fund, Ltd.
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     |_|
                                                                    (b)     |X|
------- ------------------------------------------------------------------------
3.      SEC USE ONLY

------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Cayman Islands, British West Indies
------- ------------------------------------------------------------------------
                          5.   SOLE VOTING POWER
    NUMBER OF SHARES           2,000,000 (1)
 BENEFICIALLY OWNED BY    ---- -------------------------------------------------
 EACH REPORTING PERSON    6.   SHARED VOTING POWER None.
          WITH            ---- -------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 2,000,000 (1)
                          ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
-------- -----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,000,000 (1)
-------- -----------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                      |_|
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.85%
-------- -----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON: OO
-------- -----------------------------------------------------------------------

                                                                    Page 3 of 9
------- ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bonanza Capital, Ltd.
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                       (b)  |X|
------- ------------------------------------------------------------------------
3.      SEC USE ONLY
------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Texas
------- ------------------------------------------------------------------------
                          5.   SOLE VOTING POWER
    NUMBER OF SHARES           2,000,000 (1)
 BENEFICIALLY OWNED BY    ---- -------------------------------------------------
 EACH REPORTING PERSON    6.   SHARED VOTING POWER None.
          WITH            ---- -------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 2,000,000 (1)
                          ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
---- ---------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,000,000 (1)
-------- -----------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                      |_|
-------- -----------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.85%
-------- -----------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON: PN
-------- -----------------------------------------------------------------------

                                                                    Page 4 of 9
------- ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bonanza Fund Management, Inc.
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                        (b)  |X|
------- ------------------------------------------------------------------------
3.      SEC USE ONLY
------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Texas
------------------------- ---- -------------------------------------------------
                          5.   SOLE VOTING POWER
    NUMBER OF SHARES           2,000,000 (1)
 BENEFICIALLY OWNED BY    ---- -------------------------------------------------
 EACH REPORTING PERSON    6.   SHARED VOTING POWER None.
          WITH            ---- -------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 2,000,000 (1)
                          ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
                          ------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,000,000 (1)
-------- -----------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                      |_|
-------- -----------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.85%
-------- -----------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON: CO
-------- -----------------------------------------------------------------------

                                                                    Page 5 of 9
------- ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bernay Box
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                     (b)  |X|
------- ------------------------------------------------------------------------
3.      SEC USE ONLY
------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Texas
------- ------------------------------------------------------------------------
                          5.   SOLE VOTING POWER
   NUMBER OF SHARES            2,000,000 (1)
BENEFICIALLY OWNED BY     ---- -------------------------------------------------
EACH REPORTING PERSON     6.   SHARED VOTING POWER None.
         WITH             ---- -------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 2,000,000 (1)
                          ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
------- ------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,000,000 (1)
-------- -----------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                      |_|
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.85%
-------- -----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON: IN
-------- -----------------------------------------------------------------------

      (1) Please see Item 4 for a description of the shares of Common Stock comprising the total of 2,000,000.

Item  1(a). Name of Issuer.

      Next, Inc. ("NXTI")

Item  1(b). Address of Issuer's Principal Executive Offices.

      7625 Hamilton Park Drive, Suite 12 Chattanooga, Tennessee 37421

Item  2(a). Names of Person Filing.

            (i)   Bonanza Master Fund, Ltd. ("Master Fund")

            (ii)  Bonanza Capital, Ltd. ("Fund Manager")

            (iii) Bonanza Fund Management, Inc. ("General Partner")


            (iv)  Bernay Box ("Box")

Item  2(b). Address of Principal Business Office, or if none, Residence.

           As to Master Fund:
           c/o Praesideo Fund Services, Ltd.
           Harbour Chambers, Third Floor
           Harbour Centre
           P.O. Box 1348 George Town
           Grand Cayman, Cayman Islands
           British West Indies

           As to Fund Manager, General Partner and Box:
           300 Crescent Court
           Suite 1740
           Dallas, TX 75201

Item  2(c). Citizenship.

            As to Master Fund:     Cayman Islands, British West Indies
            As to Fund Manager, General Partner and Box:   Texas

Item  2(d). Title of Class of Securities.

            Common Stock, $0.001 par value.

Item  2(e). CUSIP Number.

            65336 T 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.  Ownership.

Master Fund is a Cayman Corporation and acts as an investment vehicle. Fund Manager is a Texas Limited Partnership and the General Partner of Master Fund. General Partner is an S Corporation and the General Partner of Master Fund. Box owns 100% of General Partner and is also President of General Partner.

In addition to the 2,000,000 shares of Common Stock beneficially owned by Master Fund, Fund Manager, General Partner and Box pursuant to a Securities Purchase Agreement, dated January 24, 2005 (the "Purchase Agreement"), Master Fund, Fund Manager, General Partner and Box also purchased a warrant to purchase up to 1,000,000 shares of Common Stock, in the aggregate; however, such warrant may not be exercised until such time as beneficial ownership of Master Fund, Fund Manager, General Partner and Box is 5% or less.

As to Master Fund:

(a) Amount beneficially owned by Master Fund are 2,000,000 shares of Common Stock of the Issuer.

(b) Percent of Class: Master Fund beneficially holds 10.85% of the Issuer's issued and outstanding Common Stock (based on 16,126,286 shares of Common Stock of the Issuer issued and outstanding as of October 8, 2004 as stated in the Issuer's Form 10-QSB for the quarter ending August 31, 2004 and filed on October 8, 2004 plus the additional 2,300,000 shares of Common Stock issued pursuant to the Purchase Agreement).

(c)   Number of shares as to which such person has:

      (i) Sole power to direct the vote: 2,000,000 shares of common stock of the Issuer.

      (ii)  Shared power to vote or to direct the vote: None.

      (iii) Sole power to dispose or direct the disposition of the Common Stock:
            2,000,000 shares of Common Stock of the Issuer.

      (iv)  Shared power to dispose or direct the disposition of: None.

As to Fund Manager:

(a) Amount beneficially owned by Fund Manager are 2,000,000 shares of Common Stock of the Issuer.

(b) Percent of Class: Fund Manager beneficially holds 10.85% of the Issuer's issued and outstanding Common Stock (based on 16,126,286 shares of Common Stock of the Issuer issued and outstanding as of October 8, 2004 as stated in the Issuer's Form 10-QSB for the quarter ending August 31, 2004 and filed on October 8, 2004 plus the additional 2,300,000 shares of Common Stock issued pursuant to the Purchase Agreement).

(c)   Number of shares as to which such person has:

      (i) Sole power to direct the vote: 2,000,000 shares of common stock of the Issuer.

      (ii)  Shared power to vote or to direct the vote: None.

      (iii) Sole power to dispose or direct the disposition of the Common Stock:
            2,000,000 shares of Common Stock of the Issuer.

      (iv)  Shared power to dispose or direct the disposition of: None.

As to General Partner:

(a) Amount beneficially owned by General Partner are 2,000,000 shares of Common Stock of the Issuer.

(b) Percent of Class: General Partner beneficially holds 10.85% of the Issuer's issued and outstanding Common Stock (based on 16,126,286 shares of Common Stock of the Issuer issued and outstanding as of October 8, 2004 as stated in the Issuer's Form 10-QSB for the quarter ending August 31, 2004 and filed on October 8, 2004 plus the additional 2,300,000 shares of Common Stock issued pursuant to the Purchase Agreement).

(c)   Number of shares as to which such person has:

      (i) Sole power to direct the vote: 2,000,000 shares of common stock of the Issuer.

      (ii)  Shared power to vote or to direct the vote: None.

      (iii) Sole power to dispose or direct the disposition of the Common Stock:
            2,000,000 shares of Common Stock of the Issuer.

      (iv)  Shared power to dispose or direct the disposition of: None.

                                                                    Page 8 of 9
As to Box:

(a) Amount beneficially owned by Box are 2,000,000 shares of Common Stock of the Issuer.

(b) Percent of Class: Box beneficially holds 10.85% of the Issuer's issued and outstanding Common Stock (based on 16,126,286 shares of Common Stock of the Issuer issued and outstanding as of October 8, 2004 as stated in the Issuer's Form 10-QSB for the quarter ending August 31, 2004 and filed on October 8, 2004 plus the additional 2,300,000 shares of Common Stock issued pursuant to the Purchase Agreement).

(c)   Number of shares as to which such person has:

      (i) Sole power to direct the vote: 2,000,000 shares of common stock of the Issuer.

      (ii)  Shared power to vote or to direct the vote: None.

      (iii) Sole power to dispose or direct the disposition of the Common Stock:
            2,000,000 shares of Common Stock of the Issuer.

      (iv)  Shared power to dispose or direct the disposition of: None.


Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10.Certification.
        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                                    Page 9 of 9
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Date:  February 3, 2005

                          BONANZA MASTER FUND, LTD., an exempted company Security Being Reported Islands with limited liability

                          By:  /s/ Don Seymour
                               Name:  Don Seymour
                               Title:    Director

                          By:  /s/ Aldo Ghisletta
                               Name: Aldo Ghisletta
                               Title:    Director

                          BONANZA CAPITAL, LTD., a Texas limited partnership

                          By:  Bonanza Fund Management, Inc., as General Partner

                          By:  /s/ Bernay Box
                               Name:  Bernay Box
                               Title:    President

                          Bonanza Fund Management, Inc., a Texas corporation

                          By:  /s/ Bernay Box
                               Name:  Bernay Box
                               Title:    President

                          Bernay Box

                          By:  /s/ Bernay Box
                               Name:  Bernay Box